(212) 318-6054

vadimavdeychik@paulhastings.com

February 25, 2021

Mr. Jeffrey A. Foor

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)
File Numbers: 333-251626; 811-08476

Dear Messrs. Foor and Burak:

This letter responds to oral comments provided by you to the undersigned with respect to the shelf registration statement on Form N-2 (“Registration Statement”) for the Fund, filed on December 23, 2020 SEC Accession No. 0001193125-20-325386.

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. Changes will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.

Comment 1: Please explain whether the Fund plans to carry forward unsold shares registered on the previously effective registration statement, which was declared effective by the Staff on September 5, 2017 (“Previous Registration Statement”).

Response: The Fund respectfully submits that it does not plan to carry forward unsold shares registered on previously effective registration statement.

Comment 2: Please confirm when the Fund stopped sales of securities off the Previous Registration Statement. In addition, please confirm that the Fund will not issue additional securities off the Previous Registration Statement.

Response: The Fund respectfully submits that the last time it sold securities off the Previous Registration Statement was in December 2019. Furthermore, the Fund confirms that it has no plans to issue any additional securities off the Previous Registration Statement.

Comment 3: Page 14, “Summary of Fund Expenses”. Please explain why it is appropriate to include in the Summary of Fund Expenses table a line item for “Dividends on Preferred Stocks.”

February 25, 2021

Response: The Fund respectfully submits that the line item in question will be deleted in the Amendment.

Comment 4: Page 15, “Expense Example”. Please consider removing the Expense Example which shows fees without leverage.

Response: The requested change will be made in the Amendment.

Comment 5: Please hyperlink all documents incorporated by reference, global comment.

Response: The Fund will hyperlink all applicable documents incorporated by reference in the Amendment.

Comment 6: Please confirm an unqualified opinion will be issued with each takedown offering.

Response: The Fund confirms that an unqualified opinion will be issued with each takedown offering.

Comment 7: Please confirm all undertakings and confirm they are consistent with Part C to the Registration Statement.

Response: The Fund respectfully confirms and any necessary changes will be made in the Amendment.

Comment 8: Please provide updated Powers of Attorney as exhibits to the next filing.

Response: The Fund will file an updated Powers of Attorney as an exhibit to the Amendment.

Accounting Comments

Comment 9: In the “Financial Highlights” section, please confirm calculations of asset coverage per share for each outstanding series of Preferred Stock.

Response: The Fund confirms asset coverage per share for Series C of 74,209, Series E of 74.21, and Series G of 74.21. The Fund further notes that asset coverage per share is calculated by combining all series of preferred shares. A footnote to this effect will be included in the Amendment.

Comment 9: In the “Financial Highlights” Section, please confirm that all applicable footnotes are accurately reflected.

Response: The Fund confirms that all applicable footnotes will be included in the Amendment.

Comment 12: Please include a web address where stockholders can access the prospectus.

Response: The Fund respectfully submits that the web address will be provided in the Amendment.

/s/ Vadim Avdeychik
Vadim Avdeychik

cc:	Michael R. Rosella
John C. Ball
Peter Goldstein